UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2016

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .                  .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated May 17, 2016.	1

Grifols, S.A. Avinguda de Ia Generalilal152-158 08174 Sanl Cugat del Valles Barcelona - ESPANA Tel [34 ] 935 710 500 Fax [34] 935 710 267 www.grifols.com GRIFOLS Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following RELEVANT EVENT Grifols has subscribed a capital increase in the amount ofUSD 50M in the US company Singulex, Inc. ("Singulex"). As a result, Grifols will hold a 20% common stock interest in Singulex on a fully diluted basis at a pre-money valuation ofUSD 200M. Grifols will be entitled to appoint a director to serve on the board of directors of Singulex. In addition to this, Singulex has granted Grifols an exclusive worldwide license for the use and sale of Singulex' technology for the blood donor and plasma screening to further ensure the safety of blood and plasma products. Singulex is a US company, with headquarters based in Alameda, California, and is the developer of the Single Molecule Counting (SMC™) technology for clinical diagnostic and scientific discovery. This technology enables to detect biomarkers of diseases that were previously undetectable. Singulex is developing a fully-automated in vitro diagnostics system that will bring its technology to hospital and reference laboratories worldwide. Singulex provides clinical laboratory testing services to enhance the early detection of cardiac and vascular disorders and sells immnunoassay acquisition will reinforce Grifols' diagnostic division. tests and services. This In Barcelona, on 1ihMay 2016 Nuria Martin Barnes Secretary to the Board of Directors ' evEnT ISO 14001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  May 17, 2016